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                          SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                               Eckler Industries, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                        Class A Common Stock, par value, $.01
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      27881210.2
           --------------------------------------------------------
                                 (CUSIP Number)

                              Sandra C. Gordon, Esquire
                Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.
              111 North Orange Avenue, Suite 2050, Orlando, Florida 32801
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   January 28, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /*/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


    *Fee no longer required.


                        (Continued on following page(s))

                              Page 1 of  6  Pages
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CUSIP No. 27881210 2                  13D                 Page  2  of  5  Pages
          ----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Larry A. O'Blander
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Source of Funds*


-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 438,075
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    3,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    438,075
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    3,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         441,075
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         5.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                                    Page 3 of 5


ITEM 1.   SECURITY AND ISSUER

    The title of the class of equity securities to which this Statement relates is Class A Common Stock, $.01 par value per share ("Class A Shares"), issued by Eckler Industries, Inc., a Florida corporation (the "Company"), the principal executive offices of which are located at 5200 S. Washington Avenue, Titusville, Florida 32780.

ITEM 2.   IDENTIFY AND BACKGROUND

    (a)  Name of Filer:      Larry A. O'Blander

    (b)  Business Address:   5700 Memorial Highway, Suite 111
                             Tampa, Florida  32615

    (c)  Occupation:         Owner & President of:

                             Dealer Insurance Services
                             5700 Memorial Highway, Suite 111
                             Tampa, FL  33615

    (d) Mr. O'Blander has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Mr. O'Blander has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. O'Blander is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Of the 441,075 shares of Class A common stock beneficially owned by Mr.
O'Blander:

    (a) 438,075 Class A Shares were received upon the merger of the Company and Smart Choice, pursuant to which Mr. O'Blander, as a shareholder of Smart Choice, received one Class A Share in exchange for each of his shares of common stock of Smart Choice, which merger was closed on January 28, 1997; and




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                                                                    Page 4 of 5


    (b) 3,000 Class A Shares were purchased on the open market by Mr. O'Blander and another individual as joint tenants. Their personal funds were used for the purchase.

ITEM 4.   PURPOSE OF TRANSACTION

    In respect of the merger of the Company and Smart Choice (the "Merger"), the Company issued 3,259,367 Class A Shares and 1,177,389.50 shares of Class B common stock (the "Class B Shares") (which Class B Shares are convertible to 2,514,779 Class A shares), in exchange for all of the issued and outstanding common stock of Smart Choice. The Merger closed on January 28, 1997 and was effected upon filing the Articles of Merger with the Delaware Secretary of State on January 29, 1997. Of the 3,259,367 Class A Shares issued in respect of the Merger, Mr. O'Blander received 438,075 Class A Shares.

    The shares acquired by Mr. O'Blander, directly and beneficially, were acquired and are being held as an investment. Mr. O'Blander intends to review on a continuing basis his investment in the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company.

    Mr. O'Blander does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) except as described above, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST  IN SECURITIES OF THE COMPANY

    (a) Mr. O'Blander may be deemed to beneficially own 441,075 shares of Class A Common Stock, representing approximately 5.2% of the Company's Class A Common Stock.



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                                                                    Page 5 of 5


These shares include: (a) 438,075 Class A Shares owned of record by Mr. O'Blander; and (b) 3,000 Class A Shares owned of record by Mr. O'Blander and another individual, as joint tenants.

    (b) Mr. O'Blander is deemed to have sole voting and dispositive power with regard to 438,075 Class A Shares beneficially owned by him. Mr. O'Blander is deemed to have shared voting and dispositive power for 3,000 Class A Shares held by him and another individual in joint tenancy.

    (c) From December 1, 1996 to the date of this report, transactions in the Company's securities by Mr. O'Blander, beneficially or otherwise, are as follows:

         (i) Acquisition of 438,075 Class B shares in respect of the Merger which closed on January 28, 1997. Mr. O'Blander received the shares in exchange for his 438,075 shares of common stock of Smart Choice.

    (d)  Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

    Except as described above, there are no contracts, arrangements, understandings, or relationships with respect to the securities to which Mr. O'Blander is a party or subject.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

    None.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1997.


                                       /s/ Larry A. O'Blander
                                       ---------------------------------------
                                       Larry A. O'Blander